Confidential Treatment Requested by Kyndryl Holdings LLC

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 31, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Matthew Derby Division of Corporation Finance Office of Technology

Re:	Kyndryl Holdings LLC Amendment No. 1 to Draft Registration Statement on Form 10 Submitted August 6, 2021 CIK No. 0001867072

Dear Ms. Woo and Mr. Derby:

On behalf of Kyndryl Holdings LLC, a Delaware limited liability company (the “Company” or “Kyndryl”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on June 22, 2021.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated August 20, 2021 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.

The Company respectfully submits the following as its responses to the Staff:

Confidential Treatment Requested by Kyndryl Holdings LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance

August 31, 2021

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted August 6, 2021

Unaudited Pro Forma Condensed Combined Financial Statements, page 35

1.	Please tell us how you considered the need for any adjustments related to your intellectual property agreement as discussed on page 92. Alternatively, if this agreement is already reflected in your adjustments, please tell us where.

The Company respectfully advises the Staff that the Company considered the impact of the intellectual property agreement and determined that no material adjustments were required to the condensed combined pro forma financial statements since there was no consideration due and this agreement is royalty-free, which is consistent with the historical financial statements. In addition, the Company separately considered the new research master collaboration agreement, which has been reflected as an Autonomous Entity Adjustment and included on page 42 in Note (t) of Amendment No. 2.

Autonomous Entity Adjustments, page 40

2.	We note that as an independent separate public company, you expect to incur certain expenses that were previously allocated to you by your parent. It appears that only certain of these expenses are covered by your Transition Services Agreement. Please tell us how the remaining adjustments to expenses not covered by this agreement were determined. Also, tell us how you concluded these were Autonomous Entity Adjustments and not Management’s Adjustments. In this regard, tell us why you did not consider reductions of allocated expenses by your parent to be a synergy of the transaction. Refer to Item 11-02(a)(6) of Regulation S-X.

The Company respectfully advises the Staff that a separate detailed assessment was prepared starting with no forecast expectations (sometimes referred to as “zero based budgeting”) by looking at each function that was previously included in the historical charges allocated to Kyndryl and International Business Machines Corporation (“IBM”) determining the requirements for Kyndryl to provide such functions on a stand-alone basis. In performing this assessment, inputs used included requirements for headcount, supplier agreements, external support arrangements, transition services and other costs that are necessary to run Kyndryl as an independent public entity. As part of this assessment, it was concluded that certain costs that IBM has previously incurred, such as allocations of research and development costs that were not specific to the Company, would not be incurred going forward. However, actual expenses that will be incurred could differ materiality from these estimates.

The guidance in Item 11-02(a)(6) of Regulation S-X provides the definition for an Autonomous Entity Adjustment as one that depicts “the registrant as an autonomous entity”. It is the Company’s view that the assessment prepared and resulting impact reflects the definition of Autonomous Entity Adjustments, whether that amount is incremental or a reduction to prior allocations. There were no synergies assumed as a result of the Spin-Off, rather differences in the estimated costs required to operate on a stand-alone basis as noted above.

Confidential Treatment Requested by Kyndryl Holdings LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance

August 31, 2021

Other Adjustments, page 41

3.	Please tell us why you present the adjustment to remove revenue for a client that was historically managed by you in a separate Other Adjustments column and not as a Transaction Adjustment. In this regard, it appears the joint venture that generated such revenue is dissolving on the effective date of the spin-off and that going forward you anticipate entering into a separate and independent agreement with such client. Refer to Article 11-02(a)(6) of Regulation S-X.

The Company respectfully advises the Staff that IBM and the joint venture counterparty had been in ongoing discussions about the future strategic direction of the joint venture prior to the announcement of the Spin-Off. While the announcement has accelerated the timeline, the decision to dissolve the joint venture is not a direct result of the Spin-Off, and therefore, the Company does not believe it meets the definition of a Transaction Accounting Adjustment as per Article 11-02(a)(6) of Regulation S-X. Other joint venture impacts have been recorded as Transaction Accounting Adjustments in the pro forma condensed combined financial statements based on the final ownership disposition.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 2 to provide additional clarity and has retitled the column heading on the condensed combined pro forma financial statements as “Other Transaction Adjustments”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Information, page 67

4.	We note your revised disclosures in response to prior comment 3. Please further revise to discuss the reason for the decline in signings between 2018 and 2019 and explain how this measure is useful to investors. Also, tell us whether you monitor signings by new versus existing customers and if so, please provide a quantified discussion of such breakdown.

In response to the Staff’s comment to discuss the reason for the decline in signings between 2018 and 2019, the Company has revised the disclosure on page 80 of Amendment No. 2.

The Company respectfully advises the Staff that IBM’s management has historically viewed signings as a meaningful and comparable metric that can be useful for investors in assessing overall sales performance and anticipated future revenue performance. This metric is common within the services industry and, as result, allows investors to compare the Company to others in the industry for similar time periods. The signings metric is the culmination of a number of different types of transactions including, but not limited to transactions with existing customers, such as scope increases and new opportunities, as well as transactions with new customers across our practices.

IBM’s management internally monitors a number of different data points including signings of new customer contracts and discloses the activity within its management discussion and analysis if it is relevant to explaining trends in signings or current period or future revenues. The Company has updated its disclosure to provide insight into new customer signing trends on page 80 of Amendment No. 2. Signings are inherently uneven in timing and subject to variability from individually large transactions in any period. As such, the Company views the remaining performance obligation amounts disclosed in “Revenue Recognition” within the Notes to the Combined Financial Statements as a more meaningful and indicative metric regarding the Company’s future revenues and cash flows.

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Confidential Treatment Requested by Kyndryl Holdings LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance

August 31, 2021

If you have any questions regarding Amendment No. 2 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or Alison Yara at (914) 499-5260.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Alison Yara, Vice President & Chief Accountant Frank P. Sedlarcik, Vice President, Assistant General Counsel & Secretary International Business Machines Corporation

Steven J. Williams David E. Sobel Paul, Weiss, Rifkind, Wharton & Garrison LLP